Matthew V. Booty:       (773) 961-2345
September 29, 2008
VIA FACSIMILE AND FEDERAL EXPRESS
Ms. Megan Akst
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Midway Games Inc.
Form 10-K and 10-K/A for the Fiscal Year Ended
December 31, 2007
Filed March 13, 2008 and April 29, 2008, respectively
Form 10-Q for the Quarterly Period Ending June 30, 2008
Filed August 4, 2008
File No. 0-12367
          Dear Ms. Akst:
          Reference is made to your letter dated August 27, 2008 regarding comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) with respect to the above-captioned filings of Midway Games Inc. (the “Company,” “we” or “our”). The Staff comments appear in bold italics and the Company’s response follows.
Form 10-K for the Fiscal Year Ended December 31, 2007
1.	We note that the staff of the Division of Corporation Finance currently has outstanding comments relating to your requests for confidential treatment (Internal CF Nos. 21790, 21945 and 21951) for portions of certain agreements filed as exhibits to various filings made by the company. Please be advised that all of the staff’s comments relating to your pending confidential treatment requests will need to be resolved prior to the conclusion of the staff’s review of your Form 10-K.

The Company has provided responses to the Staff’s comments related to our requests for confidential treatment (Internal CF Nos. 21790, 21945 and 21951) and has received the Staff’s responses to the same. We are currently preparing amendments to our filings to address the Staff’s comments.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 37
2.	Please tell us why you believe the Company’s stock-based compensation accounting does not include critical accounting estimates and why you do not consider this to be a critical accounting policy pursuant to the guidance in SEC Releases 33-8350.

The guidance in SEC Release 33-8350 states that companies should consider whether they have made accounting estimates or assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the

Megan Akst
Securities and Exchange Commission
September 29, 2008

susceptibility of such matters to change, and the impact of the estimates and assumptions on financial condition or operating performance is material. We believe the impact of these estimates and assumptions on our financial statements is not material for each period presented. During the years ended December 31, 2007, 2006 and 2005, stock-based compensation expense represented 1.8%, 5.1% and 2.6% of total operating expenses, respectively. As a result, we did not include stock-based compensation accounting as a critical accounting estimate or policy in our filings.

In response to your comment, the Company will include in future filings stock-based compensation as a critical accounting policy.

3.	We note that the Company recorded provisions for price protection, returns, and discounts of $46.0 million, $33.9 million and $26.7 million during fiscal 2007, 2006 and 2005, respectively, resulting in an allowance balance of $32.2 million and $18.1 million at December 21, 2007 and 2006, respectively. While we also note your discussion of the general criteria considered in determining the allowance balance, it is not clear from your disclosure what specific factors contributed to the increases in your provision and the corresponding increases in the allowance for each period presented. Please explain further and tell us how you considered expanding your disclosures in MD&A to more clearly explain these fluctuations.

As disclosed in the Critical Accounting Policies and Estimates section of our 2007 Form 10-K, we base our allowances for price protection, returns and discounts on expected trends and estimates of potential future price protection, product returns and discounts related to current period product revenue. Several factors are used in developing these estimates, including: (a) prior experience with price protection, returns and discounts; (b) historical and expected sell-through rates for particular games; (c) historical and expected rates of requests for such credits; (d) specific identification of problem accounts; (e) existing field inventories; (f) shipments by geography as price protection, returns and discounts experience differs by geography; (g) terms of sale; (h) sales rates or trends for similar products; (i) consideration of price points that would encourage future sell-through at the retail level and corresponding price protection credits that would be granted to appropriate customers; (j) the net price paid by our customers for products on which previous price protection has been granted, and (k) other relevant factors. The increases in our provisions and the corresponding allowances for price protection, returns and discounts for 2007, 2006 and 2005, respectively, were primarily driven by the historical and expected sell-through rates of games released in each year as well as other similar previously-released games. The mix of games shipped by geography and the current sales trends for specific types of games also had a significant impact on the allowances recorded during each fiscal year. Sell-through rates for our 2006 and 2005 front-line titles were much stronger than our 2007 front-line titles and included our top-selling franchise, Mortal Kombat, which has historically experienced lower rates of price protection, returns and discounts than our other titles.

In response to your comment, the Company will include in future filings additional disclosure on fluctuations in provisions in those instances in which such fluctuations are material to an understanding of financial performance.

4.	Similarly, we note from your disclosures on page 17 of the Company’s June 30, 2008 Form 10-Q that your revenue provisions increased $11 million during the six-month period ending June 30, 2008 as compared to the six-month period ending June 30, 2007. Clarify for us the reasons for this increase and tell us how you intend to expand your disclosures to more clearly explain such variances.

The increase in our revenue provisions during the six-month period ending June 30, 2008 was primarily due to recording provisions for price protection, returns and discounts for the releases in the second quarter of 2008 of NBA Ballers: Chosen One and Unreal Tournament 3 for the Xbox360 in Europe. The

Megan Akst
Securities and Exchange Commission
September 29, 2008

provision calculations were significantly impacted by sell-through rates of similar games, mix of games shipped and the current sales trends as discussed in question 3 above. Furthermore, in response to your comment, the Company will consider including additional disclosure in future filings to explain such variances if such disclosure is warranted by the facts existing at the time of such disclosure.

5.	We note that the Company recorded $8.7 million of write-downs for certain future releases during fiscal 2007. Please explain further which titles these write-downs relate to and the reasons for such charges. Also, tell us how you considered expanding your MD&A disclosures to more clearly explain the reasons for such impairments. Similarly, please address in your response the $6.1 million of write-downs related to future releases that were recorded during the 6 month period ending June 30, 2008.

As disclosed in the Critical Accounting Policies and Estimates section of our 2007 Form 10-K, a charge to cost of sales (i.e. write-down) is recorded when our forecast for a particular game indicates that unamortized capitalized costs exceed the estimated future net realizable value of that asset. The estimated future net realizable value is the estimated future revenues from that game reduced by the estimated future cost of completing and selling the game. If a revised game sales forecast is less than management’s current game sales forecast, it is possible we could accelerate the amortization of software development costs previously capitalized. The $8.7 million of write-downs recorded during fiscal 2007 relate to the 2008 releases of NBA Ballers: Chosen One and Hour of Victory, as well as the anticipated 2009 release of Wheelman. The $6.1 million of write-downs recorded during the six-month period ending June 30, 2008 relate to the 2008 release of NBA Ballers: Chosen One and the anticipated 2009 releases of Wheelman and This Is Vegas. These charges were recorded because our revised forecasts for each game indicated that the unamortized capitalized costs exceeded the estimated future net realizable value of the assets.

In response to your comment, the Company will consider including additional disclosure in future filings regarding any applicable write-downs and anticipated releases if such disclosure is warranted by the facts existing at the time of such disclosure.
Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 54
6.	Your disclosure indicates that your CEO and CFO concluded that your disclosure controls and procedures were effective at a “reasonable assurance” level. In future reports, please expand your disclosure to provide context for the reference to the level of assurance contained in your management’s effectiveness conclusion. For example, you may wish to indicate, among other things, that disclosure controls and procedures, regardless of how well conceived and operated, can provide only reasonable assurance that the controls and procedures will meet their objectives. In the alternative, you may omit from future filings this reference to the level of effectiveness of your disclosure controls and procedures. Please see Section II.F.4 of SEC Release No. 33-8238, Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. This comment applies also to your quarterly reports on Form 10-Q for the periods ended March 31, 2008 and June 30, 2008.

In response to your comment, the Company will omit from future filings this reference to the level of effectiveness of our disclosure controls and procedures.

Megan Akst
Securities and Exchange Commission
September 29, 2008

Item 11. Executive Compensation
Compensation Discussion and Analysis
Compensation Consultant, page 61
7.	You disclose that the company retained Pearl Meyer & Partners in 2007 to review various elements of your compensation programs in comparison to 14 peer companies. Please identify the comparable companies against which you benchmark for compensation-related decisions, or tell us why you believe it is not necessary to do so. In addition, if applicable, please address how you target each element of compensation against the comparator companies. For example, discuss where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. See Item 402(b)(2)(xiv) of Regulation S-K.

The Company does not believe it is necessary to identify the comparable companies that were used in the compensation analysis provided by Pearl Meyer & Partners in 2007. Item 402(b)(2)(iv) does not provide that companies must identify comparator companies in any instance in which benchmarking of any sort is utilized. Rather, the lead-in language to Item 402(b)(2) makes clear that the items included in the litany “may” be included if they constitute “material information . . . depending on the facts and circumstances.” In the case of the Company, this standard is not met. The compensation decisions at the Company are largely discretionary. In 2007, the Compensation Committee was presented with information regarding pay practices at certain other companies in industries similar to the Company’s such as the pre-packaged software, publishing and entertainment industries as well as the computer equipment and education industries, but this information was not used in any meaningful way in making compensation decisions at the Company during that year. The Compensation Committee did not attempt to target any element of compensation against the comparator companies. If, in future years, benchmarking is used in a material way, the Company will include the names of the specific companies used in any such review.
Director Compensation, page 73
8.	We refer to the correspondence between you and the staff of the Division of Corporation Finance in connection with the staff’s 2007 target executive compensation review project. In your letter dated October 5, 2007, in response to comment 10, you state that the company will ensure that future disclosure will conform to the requirements of Item 402(k)(2)(iii) and (iv) of Regulation S-K, including the Instruction thereto. In your Form 10-K for fiscal year 2007, however, you have not disclosed by footnote to the director compensation table the aggregate number of stock awards and/or option awards outstanding for each director at fiscal year end. In this regard, we note that although the narrative disclosure following the director compensation table provides some information regarding the aggregate number of option shares held by non-employee directors, it is unclear from this discussion the number of such awards held by each director at fiscal year end. Please confirm that in future filings you will provide such information in the format called for by the Instruction to Item 402(k)(2)(iii) and (iv), or advise.

In response to your comment the Company will ensure that the disclosure in future filings will conform to the requirements of Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Megan Akst
Securities and Exchange Commission
September 29, 2008

Compensation Committee Interlocks and Insider Participation, page 75
9.	Please tell us why you have not provided the full disclosure required by Item 404 of Regulation S-K with respect to the company’s related transactions involving Mr. Bartholomay under the heading “Compensation Committee Interlocks and Insider Participation.” See Item 407(e)(4)(i)(C) of Regulation S-K.

Mr. Bartholomay is the Group Vice Chair of Willis Group Holdings, Ltd. and Vice Chair of its principal U.S. subsidiary, Willis North America, the Company’s insurance broker. The transactions with Willis Group Holdings are not “related-person transactions” per Item 404 due to the fact that Mr. Bartholomay does not have any direct or indirect material interest in those transactions. The transactions represent less than 1% of Willis Group Holdings’ consolidated gross revenues, Mr. Bartholomay’s compensation is not in any way affected by the transactions and the transactions are conducted at normal market rates. Information regarding the transaction was included, rather, pursuant to Item 407(a)(3), which requires that the Company disclose transactions that were considered by the Company’s Board of Directors in its determination of Mr. Bartholomay’s independence.
Note 1. Business and Summary of Significant Accounting Policies, page F-9
Revenue Recognition, page F-12
10.	We note from your disclosure on page 10 that many of your games incorporate a variety of online capabilities and features. Tell us whether these online capability features are being hosted on your internal servers or third party servers. If these features are being hosted on your internal servers, tell us how you are recognizing revenues on sales of games that include these on-line services including the accounting guidance you considered in recording such revenue. Additionally, tell us whether you receive or pay a fee to any third-parties for including such online capability features in your titles and if so, tell us the amount of fees paid or received for each period presented.

The online capabilities and features disclosed on page 10 primarily include multi-player gaming, posting scores to leader boards and additional content available upon game release. These capabilities and features are hosted on both internal and third party servers. In accordance with the guidance in Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”), the online capabilities and features included in our games upon release are considered to be postcontract customer support (“PCS”). For games with features hosted on our internal servers, revenue for both the game disk and PCS is generally recognized upon delivery of the product to the customer since we meet all of the following conditions in paragraph 59 of SOP 97-2 upon delivery:
1.	The PCS fee is included with the initial license fee. The online capability features are included in the retail price of the game.

2.	The PCS included with the initial license is for one year or less. We do not provide customers with any explicit guarantees that online features will be supported for any period of time in excess of one year. Midway’s historical data also indicates that the use of online features beyond one year is minimal.

3.	The estimated cost of providing PCS during the arrangement is insignificant. Midway’s cost of providing online features is insignificant compared to the total cost of the game.

4.	Unspecified upgrades/enhancements offered during PCS arrangements historically have been and are expected to continue to be minimal and infrequent. Historically, we have not provided unspecified upgrades/enhancements related to our games with online capabilities and features.

Megan Akst
Securities and Exchange Commission
September 29, 2008

During the years ended December 31, 2007, 2006 and 2005, we paid approximately $512,000, $168,000 and $143,000, respectively, to third parties for hosting online capability features. We received no hosting fees from third parties during 2007, 2006 and 2005.
Note 7. Income Taxes, page F-18
11.	We note from your disclosures on page F-37 (Schedule II — Valuation and Qualifying Accounts Analysis) that the Company recorded a reduction in your deferred tax valuation allowance of $27.9 million in fiscal 2007. Please explain further what this deduction relates to; tell us why it is not reflected as an adjustment in your rate reconciliation table and explain how you reflected this deduction in your financial statements.

The decrease in the deferred tax valuation allowance is primarily related to the beneficial conversion feature recorded on our convertible senior notes. Per EITF Issue No. 05-8, Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature, paragraph 5, the recognition of deferred taxes for the temporary difference of the convertible debt with a beneficial conversion feature should be recorded as an adjustment to additional paid-in capital. Because the beneficial conversion feature (recorded in additional paid-in capital) created the basis difference in the debt instrument, the provisions of paragraph 36(c) of FASB Statement 109 apply and the establishment of the deferred tax liability for the basis difference should result in an adjustment to the related components of shareholders’ equity. In accordance with this guidance, we recorded the deferred tax liability and associated valuation allowance reversal for the beneficial conversion feature as a component of additional paid-in capital. The reduction of the deferred tax valuation allowance was not shown as an adjustment in the effective tax rate reconciliation because the beneficial conversion feature was recorded to additional paid-in capital instead of operating earnings.
Exhibits
12.	Please tell us your analysis as to why it is not necessary to file as exhibits to your Form 10-K your agreement(s) with MTV Networks relating to your strategic relationship and your agreement(s), if any, with Willis Group Holdings or its affiliates relating to the provision of insurance. See Item 601(b)(10) of Regulation S-K.

The Company is not party to any contracts with MTV Networks or Willis Group Holdings that require disclosure under Item 601(b)(10). The Company is party to a contract with MTV Networks but no disclosure is required because (i) the contract was made in the ordinary course, (ii) no director, officer, promoter, voting trustee or security holder named in the Form 10-K is a party to the agreement (it is, rather, between the Company and MTV Networks) and (iii) it is in any event immaterial in amount and significance. The Company is not now, and has not been, party to any contract with Willis Group Holdings.
Form 10-Q for the Quarterly Period Ending June 30, 2008
Liquidity and Capital Resources, page 19
13.	We note accounts receivable balance decreased from $44.5 million at December 31, 2007 to $96,000 at June 30, 2008. Please explain the reason for the significant reduction in the Company’s accounts receivable balance and tell us how you considered expanding your liquidity discussion to more clearly address these fluctuations.

Megan Akst
Securities and Exchange Commission
September 29, 2008

As disclosed in the Company’s public filings, including in our most recently filed Form 10-K and Form 10-Q, our business is highly seasonal and we have generally experienced higher revenues in the quarter ended December 31 due to customer purchases before the year-end retail holiday selling season. Our gross and net accounts receivable balances at December 31, 2007 of $77.0 million and $44.5 million, respectively, reflect the impact of strong fourth quarter net revenues as well as the timing of price protection, returns and discounts provisions for our titles. The gross and net accounts receivable balances at June 30, 2008 of $19.7 million and $96,000, respectively reflect the impact of significantly lower net revenues during the six-months ended June 30, 2008, cash collections during the six months ended June 30, 2008 from our fourth quarter 2007 releases and the timing of price protection, returns and discounts provisions for our titles.

In consideration of your comment, the Company will expand its disclosure concerning the seasonality of its business if such disclosure is warranted by the facts existing at the time of such disclosure.
This concludes our responses to the Staff’s comments. Please be advised that the Company acknowledges:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your assistance with these filings and our disclosure obligations. Please do not hesitate to contact the undersigned regarding any questions, comments or requests for additional information you might have.

Very truly yours, MIDWAY GAMES INC.
/s/ Matthew V. Booty

Matthew V. Booty Interim President and Chief Executive Officer

MVB/rcs